Ligand Pharmaceuticals Incorporated

11085 North Torrey Pines Rd., #100

La Jolla, California 92037

February 15, 2012

VIA EDGAR

Joel Parker, Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549

Re:	Ligand Pharmaceuticals Incorporated (the “Company”)
Item 4.02 Form 8-K
Filed February 7, 2012
File No. 001-33093

Dear Mr. Parker:

This letter represents the Company’s response to the Staff’s comment letter dated February 14, 2012. The Company’s responses set forth in this letter are numbered to correspond to the numbered comments in the Staff’s letter. For ease of reference, we have set forth the Staff’s comment and the Company’s response for each item below.

The Company acknowledges the following in regards to its filings:

1.	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

2.	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Item 402 Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review.

1.	Please describe the nature of the acquisition-related costs that should have been included in your original estimate of liabilities assumed in the CyDex acquisition. Explain the factors that you considered in concluding that your original accounting treatment was incorrect and your basis for capitalizing these acquisition costs as goodwill and other intangible assets. Refer us to the technical literature upon which you relied in determining your accounting treatment.

Ligand response:

The acquisition-related costs that should have been included in the Company’s original estimate of liabilities assumed in the CyDex acquisition are comprised of contingent investment banking service fees, which arose from an engagement letter between CyDex and Canaccord Adams Inc. dated March 29, 2010. Under the terms of the Agreement and Plan of Merger between the Company and CyDex dated January 14, 2011, the Company agreed to pay CyDex’s reasonable out-of-pocket transaction fees and expenses and originally recorded such costs as acquisition-related expenses of the Company under ASC 805.

In concluding that the Company’s original accounting treatment was incorrect, the Company considered the guidance of ASC 805, Determining What Is Part of the Business Combination Transaction. Specifically, the Company considered ASC 805-10-55-18 and the timing of the engagement letter and related expense as well as which party benefitted from the arrangement. The Company also considered ASC 805-10-25-21 which addresses the matter of reimbursing expenses incurred by the other party to a transaction.

Determining What Is Part of the Business Combination Transaction

805-10-25-20 The acquirer and the acquiree may have a preexisting relationship or other arrangement before negotiations for the business combination began, or they may enter into an arrangement during the negotiations that is separate from the business combination. In either situation, the acquirer shall identify any amounts that are not part of what the acquirer and the acquiree exchanged in the business combination, that is, amounts that are not part of the exchange for the acquiree. The acquirer shall recognize as part of applying the acquisition method only the consideration transferred for the acquiree and the assets acquired and liabilities assumed in the exchange for the acquiree. Separate transactions shall be accounted for in accordance with the relevant generally accepted accounting principles (GAAP).

805-10-25-21 A transaction entered into by or on behalf of the acquirer or primarily for the benefit of the acquirer or the combined entity, rather than primarily for the benefit of the acquiree (or its former owners) before the combination, is likely to be a separate transaction. The following are examples of separate transactions that are not to be included in applying the acquisition method:

a. A transaction that in effect settles preexisting relationships between the acquirer and acquiree

b. A transaction that compensates employees or former owners of the acquiree for future services

c. A transaction that reimburses the acquiree or its former owners for paying the acquirer’s acquisition-related costs.

As the CyDex investment banking service fees did not benefit the Company and were incurred as a result of a contract that provided services to CyDex prior to the business combination, the Company concluded that the fees were not part of the business combination under ASC 805 and, therefore, should be recorded as an assumed liability as of the acquisition date with an offsetting increase to goodwill, net of tax.

We appreciate the time that you have taken to review our public filings. Please contact me at (858) 550-7573 if you have any questions.

Sincerely,

/s/ John P. Sharp

John P. Sharp
Chief Financial Officer

cc:	Grant Thornton LLP
Latham & Watkins LLP